                                                             Page 1 of 11 Pages



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                           QUESTRON TECHNOLOGY, INC.
                           -------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                    ---------------------------------------
                         (Title of Class of Securities)

                                   748372-208
                                 --------------
                                 (CUSIP Number)

                              Dominic A. Polimeni
                        Gulfstream Financial Group, Inc.
                              6400 Congress Avenue
                                   Suite 200A
                              Boca Raton, FL 33487
                                 (561) 241-5251
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 8, 1996
            ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP NO.  748372 20 8                                  PAGE 2 OF 11 PAGES

1. NAME OF REPORTING PERSON: Gulfstream Financial Group, Inc. ("Gulfstream") S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON: 65-0212776
------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                    (b) [X]
------------------------------------------------------------------------------
3.    SEC USE ONLY
------------------------------------------------------------------------------
4.    SOURCE OF FUNDS                                                   00
------------------------------------------------------------------------------
5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION              Florida corporation
------------------------------------------------------------------------------
      NUMBER OF SHARES   7. SOLE VOTING POWER: Sole Voting Power: 420,773
      BENEFICIALLY          shares of Common Stock. (Includes 120,000 shares
      OWNED BY              issuable upon exercise of options held by
      EACH                  Gulfstream to acquire these shares at $3.75 per
      REPORTING             share, and 40,500 shares issuable upon exercise
      PERSON WITH           of options held by Gulfstream to acquire these
                            shares at $6.625 per share.)
                        ------------------------------------------------------
                         8. SHARED VOTING POWER
                        ------------------------------------------------------
                         9. SOLE DISPOSITIVE POWER: 420,773 shares of
                            Common Stock. (Includes 120,000 shares issuable
                            upon exercise of options held by Gulfstream to
                            acquire these shares at $3.75 per share and 40,500
                            shares issuable upon exercise of options held by
                            Gulfstream to acquire these shares at $6.625
                            per share.)
                        ------------------------------------------------------
                        10. SHARED DISPOSITIVE POWER
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         420,773 shares of Common Stock.* (Includes 120,000 shares issuable upon exercise of options held by Gulfstream to acquire these shares at $3.75 per share and 40,500 shares issuable upon exercise of options held by Gulfstream to acquire these shares at $6.625 per share.)
------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [X]

*Does not include warrants to purchase 1,000,000 shares at $5.75 per share which become exercisable on March 4, 1998.
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         18.53% of Common Stock, based on 2,110,590 shares of Common Stock outstanding at February 12, 1998. See response to Item 5 herein.
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                           CO
-------------------------------------------------------------------------------

CUSIP NO.  748372 20 8                                  PAGE 3 OF 11 PAGES

1.    NAME OF REPORTING PERSON: Dominic A. Polimeni
      S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON:

------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                    (b) [X]
------------------------------------------------------------------------------
3.    SEC USE ONLY
------------------------------------------------------------------------------
4.    SOURCE OF FUNDS                                                   00
------------------------------------------------------------------------------
5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION              U.S.A.
------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER:
      SHARES
      BENEFICIALLY      ------------------------------------------------------
      OWNED BY           8. SHARED VOTING POWER: 420,773 shares of Common
      EACH                  Stock. (Includes 120,000 shares issuable upon
      REPORTING             exercise of options held by Mr. Polimeni to
      PERSON                acquire these shares at $3.75 per share, and
      WITH                  40,500 shares issuable upon exercise of options
                            held by Mr. Polimeni to acquire these shares
                            at $6.625 per share.)
                        ------------------------------------------------------
                         9. SOLE DISPOSITIVE POWER:

                        ------------------------------------------------------
                        10. SHARED DISPOSITIVE POWER: 420,773 shares of
                            Common Stock. (Includes 120,000 shares issuable upon exercise of options held by Mr. Polimeni to acquire these shares at $3.75 per share and 40,500 shares issuable upon exercise of options held by Mr. Polimeni to acquire these shares at $6.625 per share.)
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         420,773 shares of Common Stock.* (Includes 120,000 shares issuable upon exercise of options held by Mr. Polimeni to acquire these shares at $3.75 per share and 40,500 shares issuable upon exercise of options held by Mr. Polimeni to acquire these shares at $6.625 per share.)
------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [X]

*Does not include warrants to purchase 1,000,000 shares at $5.75 per share which become exercisable on March 4, 1998.
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
         18.53% of Common Stock, based on 2,110,590 shares of Common Stock outstanding at February 12, 1998. See response to Item 5 herein.
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                           IN
-------------------------------------------------------------------------------

CUSIP NO.  748372 20 8                                  PAGE 4 OF 11 PAGES

1.    NAME OF REPORTING PERSON: Joan R. Gubitosi
      S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON:

------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                    (b) [X]
------------------------------------------------------------------------------
3.    SEC USE ONLY
------------------------------------------------------------------------------
4.    SOURCE OF FUNDS                                                   00
------------------------------------------------------------------------------
5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION              U.S.A.
------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER:
      SHARES
      BENEFICIALLY      ------------------------------------------------------
      OWNED BY           8. SHARED VOTING POWER: 420,773 shares of Common
      EACH                  Stock. (Includes 120,000 shares issuable upon
      REPORTING             exercise of options held by Mrs. Gubitosi to
      PERSON                acquire these shares at $3.75 per share, and
      WITH                  40,500 shares issuable upon exercise of options
                            held by Mrs. Gubitosi to acquire these shares
                            at $6.625 per share.)
                        ------------------------------------------------------
                         9. SOLE DISPOSITIVE POWER:

                        ------------------------------------------------------
                        10. SHARED DISPOSITIVE POWER: 420,773 shares of
                            Common Stock. (Includes 120,000 shares issuable upon exercise of options held by Mrs. Gubitosi to acquire these shares at $3.75 per share and 40,500 shares issuable upon exercise of options held by Mrs. Gubitosi to acquire these shares at $6.625 per share.)
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         420,773 shares of Common Stock.* (Includes 120,000 shares issuable upon exercise of options held by Mrs. Gubitosi to acquire these shares at $3.75 per share and 40,500 shares issuable upon exercise of options held by Mrs. Gubitosi to acquire these shares at $6.625 per share.)
------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [X]

*Does not include warrants to purchase 1,000,000 shares at $5.75 per share which become exercisable on March 4, 1998.
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
         18.53% of Common Stock, based on 2,110,590 shares of Common Stock outstanding at February 12, 1998. See response to Item 5 herein.
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                           IN
-------------------------------------------------------------------------------

                                                             Page 5 of 11 Pages

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to shares of Common Stock (par value $.001 per share) of Questron Technology, Inc., a Delaware corporation (sometimes hereinafter in this Schedule 13D referred to as the "Issuer" or the "Company"), having its principal executive offices at 6400 Congress Avenue, Suite 200A, Boca Raton, Florida 33487.


ITEM 2.  IDENTITY AND BACKGROUND.

         I.    Corporate Securityholder
               ------------------------
               (a)  This statement is being filed by Gulfstream
                    Financial Group, Inc., a Florida corporation
                    (sometimes hereinafter referred to as
                    "Gulfstream").

               (b) The address of Gulfstream's principal business and principal office is: 6400 Congress Avenue, Suite 200A, Boca Raton, FL 33487.

               (c) The principal business of Gulfstream: Gulfstream was formed for the purpose of providing financial consulting and investment banking services.

               (d) During the last five (5) years, Gulfstream has not been convicted in a criminal proceeding.

               (e) During the last five (5) years, Gulfstream has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


          II. Executive Officers and Directors of, and Persons Controlling, Gulfstream Financial Group, Inc.
                -------------------------------------------------------------
                  Dominic A. Polimeni
                  -------------------
               (a) The statement is also being filed by Dominic A. Polimeni, the President, one of two Directors and a principal stockholder of Gulfstream.

               (b) Mr. Polimeni's business address is 6400 Congress Avenue, Suite 200A, Boca Raton, FL 33487.

               (c) Mr. Polimeni's principal occupation is as a Director and the Chief Executive Officer and Chief Operating Officer of the Issuer. Mr. Polimeni is also the Chief Executive Officer and Chief Financial Officer of Quest Electronic Hardware, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer ("Quest"). Quest is a specialized distributor of fasteners and electronic hardware sold to electronic equipment manufacturers. Mr. Polimeni is also a financial consultant and investment banker for Gulfstream, which has

                                                             Page 6 of 11 Pages


                    offices located at 6400 Congress Avenue, Suite 200A, Boca Raton, FL 33487.

               (d) During the last five (5) years, Mr. Polimeni has not been convicted in a criminal proceeding.

               (e) During the last five (5) years, Mr. Polimeni has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)  Mr. Polimeni is a United States citizen.

                  Joan R. Gubitosi
                  ----------------
               (a) The statement is also being filed by Joan R. Gubitosi, the Secretary, one of two Directors and a principal stockholder of Gulfstream.

               (b) Mrs. Gubitosi's business address is 6400 Congress Avenue, Suite 200A, Boca Raton, FL 33487.

               (c) Mrs. Gubitosi's principal occupation is serving as a Director and the Secretary for Gulfstream, which has offices located at 6400 Congress Avenue, Suite 200A, Boca Raton, FL 33487. Mrs. Gubitosi is also a Director and the Secretary of Quest Electronic Hardware, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer ("Quest"). Quest is a specialized distributor of fasteners and electronic hardware sold to electronic equipment manufacturers.

               (d) During the last five (5) years, Mrs. Gubitosi has not been convicted in a criminal proceeding.

               (e) During the last five (5) years, Mrs. Gubitosi has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)  Mrs. Gubitosi is a United States citizen.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The disclosure under Item 3 of the Schedule 13D dated April 7, 1995, filed on behalf of Gulfstream Financial Group, Inc. is incorporated herein by reference. All amounts reported in this amendment have been adjusted and all amounts previously reported should be adjusted, as necessary, to reflect the one-for-ten reverse split of the Common Stock of the Company which became effective January 2, 1997.

                                                             Page 7 of 11 Pages


         Pursuant to an Exchange Agreement dated as of November 8, 1996 ("Exchange Agreement"), Gulfstream agreed to exchange its right to receive warrants to purchase up to 10% of the Common Stock outstanding as of March 31, 1995. Based upon the number of shares of Common Stock outstanding on such date (after giving effect to the exercise of all the outstanding options and warrants), the foregoing represented the right to acquire 264,172 shares of Common Stock at $1.00 per share. Pursuant to the Exchange Agreement, Gulfstream received the options, warrants and rights described in Item 6.

         Pursuant to the Company's 1996 Stock Option Plan, Gulfstream was granted options to purchase 40,500 shares at $6.625 per share. The options are exercisable as follows: 13,500 become exercisable June 22, 1998; 13,500 options become exercisable March 22, 1999; and 13,500 become exercisable December 22, 1999.

ITEM 4.  PURPOSE OF TRANSACTION.

         The securities of the Company (Questron Technology, Inc.) referenced herein were acquired for investment purposes.

         While the Reporting Persons (and their affiliates) have no present plans or proposals which relate to or would result in the acquisition or disposition by any person of securities of the Issuer, the investments in the Issuer by the Reporting Persons (and their affiliates) will be periodically reviewed and at any time the amount of such investments may be increased or decreased. Except as may otherwise be set forth herein, the Reporting Persons do not at the present time have any plans or proposals which relate to or would result in:

          (1) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (2) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (3) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (4) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

          (5) Any material change in the present capitalization or dividend policy of the Issuer;

          (6) Any other material change in the Issuer's business or corporate structure;

          (7) Changes in the Issuer's articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (8) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                                                             Page 8 of 11 Pages



          (9) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)
               (4) of the Securities Exchange Act of 1934; or

          (10) Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b)

         Gulfstream Financial Group, Inc.
         --------------------------------
         As of the date hereof, Gulfstream is the record and beneficial owner of 420,773 shares of Common Stock (par value $.001 per share) of the Issuer, over which it has sole voting power and sole power to dispose of such shares. This number includes 120,000 shares issuable upon the exercise of options to acquire such shares at $3.75 per share. These options became exercisable as of May 8, 1997, and expire on November 8, 2006. This number also includes 40,500 shares issuable upon the exercise of options granted pursuant to the Company's 1996 Stock Option Plan to acquire such shares at $6.625 per share. These options are exercisable as follows: 13,500 become exercisable as of June 22, 1998; 13,500 become exercisable as of March 22, 1999; and 13,500 become exercisable as of December 22, 1999. Said 420,773 shares represent 18.53% of the outstanding shares of such Common Stock of the Issuer, based on 2,110,590 shares outstanding at February 12, 1998. The foregoing number does not include Series IV Warrants to purchase 1,000,000 shares of Common Stock of the Company at $5.75 per share. The Warrants become exercisable as of March 4, 1998, and expire on March 4, 2002.

         Dominic A. Polimeni
         -------------------
         As of the date hereof, Dominic A. Polimeni, as an executive officer, director and principal stockholder of Gulfstream, is the indirect beneficial owner of 420,773 shares of Common Stock (par value $.001 per share) of the Issuer, over which he has shared power (shared with Joan R. Gubitosi) to direct the vote and shared power (shared with Joan R. Gubitosi) to dispose of such shares. This number includes 120,000 shares issuable upon the exercise of options to acquire such shares at $3.75 per share. The options became exercisable as of May 8, 1997, and expire on November 8, 2006. This number also includes 40,500 shares issuable upon the exercise of options to acquire such shares at $6.625 per share. These options are exercisable as follows:
13,500 become exercisable as of June 22, 1998; 13,500 become exercisable as of March 22, 1999; and 13,500 become exercisable as of December 22, 1999. Said 420,773 shares represent 18.53% of the outstanding shares of such Common Stock of the Issuer, based on 2,110,590 shares outstanding at February 12, 1998. The foregoing number does not include Series IV Warrants to purchase 1,000,000 shares of Common Stock of the Company at $5.75 per share. The Warrants become exercisable as of March 4, 1998, and expire on March 4, 2002.

         Joan R. Gubitosi
         ----------------
         As of the date hereof, Joan R. Gubitosi, as an executive officer, director and principal stockholder of Gulfstream, is the indirect beneficial owner of 420,773 shares of Common Stock (par value $.001 per share) of the Issuer, over which she has shared power (shared with Dominic A.

                                                             Page 9 of 11 Pages

Polimeni) to direct the vote and shared power (shared with Dominic A. Polimeni) to dispose of such shares. This number includes 120,000 shares issuable upon the exercise of options to acquire such shares at $3.75 per share. The options became exercisable as of May 8, 1997, and expire on November 8, 2006. This number also includes 40,500 shares issuable upon the exercise of options to acquire such shares at $6.625 per share. These options are exercisable as follows: 13,500 become exercisable as of June 22, 1998; 13,500 become exercisable as of March 22, 1999; and 13,500 become exercisable as of December 22, 1999. Said 420,773 shares represent 18.53% of the outstanding shares of such Common Stock of the Issuer, based on 2,110,590 shares outstanding at February 12, 1998. The foregoing number does not include Series IV Warrants to purchase 1,000,000 shares of Common Stock of the Company at $5.75 per share. The Warrants become exercisable as of March 4, 1998, and expire on March 4, 2002.

         (c) Other than the transactions described herein, none of the Reporting Persons has effected any transaction in the securities of the Issuer during the past sixty (60) days.

         (d) Dominic A. Polimeni and Joan R. Gubitosi, the principal stockholders of Gulfstream, have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities of the Issuer held by Gulfstream.

         (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The disclosure under Item 6 of the Schedule 13D dated April 7, 1995, filed on behalf of Gulfstream Financial Group, Inc. is incorporated herein by reference. All amounts reported in this amendment have been adjusted and all amounts previously reported should be adjusted, as necessary, to reflect the one-for-ten reverse split of the Common Stock of the Company which became effective January 2, 1997.

         Gulfstream and Phillip D. Schwiebert, a shareholder of the Company, entered into an Exchange Agreement dated as of November 8, 1996 (the "Exchange Agreement"), pursuant to which Gulfstream and Schwiebert have agreed to exchange their rights to receive warrants to purchase up to 10% and 5%, respectively, of the Common Stock outstanding as of March 31, 1995. Based upon the number of shares of Common Stock outstanding on such date (after giving effect to the exercise of all of the outstanding options and warrants), the foregoing represented the right of Gulfstream and Schwiebert to acquire up to 264,172 and 132,086 shares of Common Stock, respectively, at $1.00 per share.

         Pursuant to the Exchange Agreement, Gulfstream received the following in exchange for the rights previously granted under its agreement:

         1) Options to acquire 120,000 shares of Common Stock for a per share exercise price equal to $3.75; and

         2)    Series IV Warrants to acquire 1,000,000 shares of Common Stock.

         The foregoing options and warrants are discussed in further detail under Item 5 above.

                                                            Page 10 of 11 Pages


         In addition, Gulfstream will be entitled to receive options to acquire additional shares of Common Stock at an exercise price equal to the fair market value of the Common Stock at the date of grant if the pre-tax income targets set forth below are met or exceeded in any fiscal year up to and including fiscal year 2001:



        No. of Additional Shares          Pre-tax Income at Least
        ------------------------          -----------------------

                333,333                           $2,500,000
                333,333                           $3,500,000
                333,334                           $4,500,000

         Except as set forth in the immediately preceding paragraphs, there are no contracts, arrangements, understandings or relationships (legal or otherwise; except the contractual and legal relationships inherent in the relationships between or among Gulfstream and either or both of Mr. Polimeni and Mrs. Gubitosi as a result of their positions as executive officers, directors and principal stockholders of Gulfstream) between or among the undersigned or any of them, or between or among the undersigned and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. None of the shares of Common Stock reported herein as beneficially owned by the undersigned are pledged or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over such securities.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit Number    Document
      --------------    --------

            1 Exchange Agreement dated as of November 8, 1996, by and among the Company, Gulfstream Financial
                        Group, Inc. and Phillip D. Schwiebert, incorporated by reference to Exhibit 10.21 to Amendment No. 1 to the Company's Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on February 25, 1997 (File No. 333-18243)

            2 Stock Option Grant Agreement between the Company and Gulfstream Financial Group, Inc. made as of November 8, 1996, incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-KSB filed with the Securities and Exchange Commission for the year

                                                            Page 11 of 11 Pages


                        ended December 31, 1996 (File No. 0-13324)

            3           1996 Stock Option Plan, incorporated by
                        reference to Exhibit 10.19 to the Company's
                        Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on December
                        19, 1996 (File No. 333-18243)

                                                            Page 12 of 11 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: February 13, 1998                       GULFSTREAM FINANCIAL GROUP, INC.


                                               By: /s/ Dominic A. Polimeni
                                                   ------------------------
                                                      Dominic A. Polimeni
                                                           President


                                               /s/ Dominic A. Polimeni
                                               ----------------------------
                                                    Dominic A. Polimeni



                                               /s/ Joan R. Gubitosi
                                               ----------------------------
                                                    Joan R. Gubitosi

                                 EXHIBIT INDEX




   Exhibit Number       Document                                                  Page Number Herein
   --------------       --------                                                  ------------------
         1              Exchange Agreement dated as of November 8, 1996,
                        by and among the Company, Gulfstream Financial
                        Group, Inc. and Phillip D. Schwiebert, incorporated by
                        reference to Exhibit 10.21 to Amendment No. 1 to the
                        Company's Registration Statement on Form SB-2 filed
                        with the Securities and Exchange Commission on
                        February 25, 1997 (File No. 333-18243)

         2              Stock Option Grant Agreement between the Company and
                        Gulfstream Financial Group, Inc. made as of November 8,
                        1996, incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-KSB filed with the
                        Securities and Exchange Commission for the year ended
                        December 31, 1996 (File No. 0-13324)

         3              1996 Stock Option Plan, incorporated by
                        reference to Exhibit 10.19 to the Company's
                        Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on December
                        19, 1996 (File No. 333-18243)
